UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Employers Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

292218104
CUSIP Number

February 10, 2012 (Rule 13d-1(c))
December 31, 2011 (Rule 13d-1(d))
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 292218104

1		NAME OF REPORTING PERSON Blue Harbour Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,878,034*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,878,034*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,878,034*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.38%*
12		TYPE OF REPORTING PERSON PN

* Blue Harbour Group, LP beneficially owned, and possessed shared voting and dispositive power over, 1,868,034 shares of the Issuer’s common stock as of December 31, 2011, representing approximately 5.36% of the Issuer’s common stock at such time.

CUSIP No.: 292218104

1		NAME OF REPORTING PERSON Blue Harbour Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,878,034*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,878,034*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,878,034*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.38%*
12		TYPE OF REPORTING PERSON OO

* Blue Harbour Holdings LLC beneficially owned, and possessed shared voting and dispositive power over, 1,868,034 shares of the Issuer’s common stock as of December 31, 2011, representing approximately 5.36% of the Issuer’s common stock at such time.

CUSIP No.: 292218104

1		NAME OF REPORTING PERSON Clifton S. Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,878,034*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,878,034*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,878,034*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.38%*
12		TYPE OF REPORTING PERSON IN

* Mr. Robbins beneficially owned, and possessed shared voting and dispositive power over, 1,868,034 shares of the Issuer’s common stock as of December 31, 2011, representing approximately 5.36% of the Issuer’s common stock at such time.

Item 1.   Name of Issuer and Address of Issuer’s Principal Executive Offices:

(a)       Name of Issuer:   Employers Holdings, Inc. (the “Company”)

(b)       Address of Issuer’s Principal Executive Offices:

10375 Professional Circle
Reno, Nevada  89521

Item 2.   Person Filing:

(a)          Name of Person Filing:

Blue Harbour Group, LP (“Manager”)
Blue Harbour Holdings, LLC (“Manager GP”)
Clifton S. Robbins (“Mr. Robbins”)

Manager, Manager GP and Mr. Robbins are herein sometimes referred to each as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)       Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of Manager and Manager GP is:

646 Steamboat Road
Greenwich, Connecticut 06830

Mr. Robbins’s business address is c/o Manager at the foregoing address.  Mr. Robbins is the Chief Executive Officer of Manager.

(c)       Citizenship:

Each of Manager and Manager GP is organized under the laws of the State of Delaware.  Mr. Robbins is a citizen of the United States of America.

(d)       Title of Class of Securities:

Common Stock (the “Common Stock”)

(e)       CUSIP Number:

292218104

Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)		Broker or dealer registered under Section 15 of the Exchange Act

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d)	☐	Investment company registered under Section 8 of the Investment Company Act

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(only with respect to Blue Harbour Group, LP)

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.   Ownership.

Item 4(a):  Amount Beneficially Owned:

See response to Item 9 on each cover page.

Item 4(b):  Percent of Class:

See response to Item 11 on each cover page.  Such figure is calculated based on a total of 34,878,399 shares of Common Stock outstanding as of October 31, 2011 (as stated by the Company in its Quarterly Report on Form 10-Q filed on November 4, 2011 for the Company’s quarterly period ended September 30, 2011).

Item 4(c):  Number of shares as to which the Reporting Person has:

(i)        Sole power to vote or direct the vote:

See response to Item 5 on each cover page.

(ii)        Shared power to vote or to direct the vote:

See response to Item 6 on each cover page.

(iii)       Sole power to dispose of or to direct the disposition of:

See response to Item 7 on each cover page.

(iv)       Shared power to dispose of or to direct the disposition of:

See response to Item 8 on each cover page.

Item 5.   Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)       Not applicable.

(b)       By signing below the undersigned certifies that, to the best of its or his (as the case may be) knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012

BLUE HARBOUR GROUP, LP

   By:  Blue Harbour Holdings, LLC, its general partner

       By: /s/ Clifton S. Robbins
       Name:  Clifton S. Robbins
       Title:  Managing Member

BLUE HARBOUR HOLDINGS, LLC

       By:  /s/ Clifton S. Robbins
       Name:  Clifton S. Robbins
       Title:  Managing Member

/ s / Clifton S. Robbins
Clifton S. Robbins